SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pointer Telocation Announces Record High Revenues for Third Quarter 2006
—	Revenues from international operations in Q3 2006 - up 62%
—	Improved profitability and EBITDA

Givatayim, Israel -November 22nd, 2006. Pointer Telocation Ltd. (Nasdaq Capital Markets: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, reported its financial results for the third quarter of 2006.

Financial Highlights:

Revenues: Pointer’s revenues for the third quarter of 2006 increased 7.2% to $11.2 million compared to $10.4 million, in the comparable period in 2005. Revenues for the first nine months of 2006 increased 14.4% to $31.0 million, compared with $27.1 million in the same period of 2005.

Pointer’s revenues from its international non-domestic operations increased 62% in Q3 2006 as compared to Q3 2005 and 25.9% in the nine months period ended September 30, 2006 as compared to the same period in 2005. This increase is mainly attributed to the increase in sales to one customer. The increase in total revenues in the first nine months of 2006 as compared to the comparable period in 2005 is also attributable to the fact that revenues in the first nine months of 2005 included only seven months of revenues derived from the acquisition of the road-side assistance and towing business of Shagrir Towing Services completed on February 28, 2005.

Gross Profit: For the third quarter of 2006, gross profit increased 5% to $4.1 million as compared to $3.9 million in Q3 2005. For the first nine months of 2006, gross profit increased by 13.4% to $11.4 million as compared to $10.0 million in the same period in 2005. As a percentage of revenues, gross profit was 36.6% and 36.7%, in Q3 2006 and the first nine months of 2006, respectively, as compared to 37.4% and 37.0% in the comparable periods in 2005.

Operating Income: Pointer’s operating income increased 45.7% to $1.4 million in Q3 2006, compared to $932 thousand for the same quarter of 2005. In the first nine months of 2006 Pointer recorded a significant increase in operating income to $4 million, compared to operating income of $182 thousand for the comparable period of 2005. The increase in operating income in the first nine months of 2006 includes a one time net income of $1.3 million associated with an agreement signed with a Latin American customer, offset by a $350 thousand impairment of long-lived assets.

Net Profit: Pointer improved its bottom-line results recording a net profit of $449 thousand or $0.14 per share in the third quarter of 2006, as compared to a net loss of $348 thousand or $(0.14) per share in the third quarter of 2005. For the first nine months of 2006, Pointer recorded a net profit of $1.1 million or $0.39 per share as compared to a net loss of $2.7 million or $(1.18) per share in the comparable period of 2005. During this quarter Pointer continued to consolidate 100% of the net profit of its Israeli subsidiary Shagrir Motor Vehicle Systems, even though its current holding is 56.6%. Pointer’s management expects to consolidate Shagrir’s results based on actual holdings, from the fourth quarter of 2006.

EBITDA: Pointer’s EBITDA increased to $2.4 million in the third quarter of 2006, as compared to $2.3 million in the third quarter of 2005. In the first nine months of 2006 EBITDA increased 81.2% to $7.6 million as compared to $4.2 million in the same period in 2005.

Total Shareholder’s Equity increased during the third quarter of 2006 to $15.9 million.

Danny Stern, Pointer’s Chief Executive Officer, said: “We are very pleased with the excellent financial results of the third quarter of 2006, notably in the growth in domestic and international revenues, the continuous improvement in profitability and our strong EBITDA and cash flow, all of which reflect the strength of our business model. We are continuing to increase our products and services offering and remain focused on laying the building blocks for continuous growth in 2007.”

Conference Call Information:

Pointer’s management will host two conference calls with the investment community today, November 22nd, 2006 in Hebrew at 15:30 (GMT +2) and in English at 9:30 EST.

To listen to the conference calls, please dial: From the US: 1-800-994-4498 From Israel: 03-9180609

A replay of the conference call will be available through November 23rd, 2006 on the Company’s website at www.pointer.com.

About Pointer Telocation:

Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,928	$1,696
Trade receivables (net of allowance for doubtful accounts of $ 430 at
September 30, 2006 and $ 363 at December 31, 2005)	8,634	6,576
Other accounts receivable and prepaid expenses	786	505
Inventories	1,299	1,389

Total current assets	13,647	10,166

LONG-TERM ASSETS:
Long-term accounts receivable	188	219
Severance pay fund	3,433	2,989
Property and equipment, net	7,306	7,319
Goodwill	39,033	36,924
Other intangible assets, net	8,865	9,597

Total long-term assets	58,825	57,048

Total assets	$72,472	$67,214

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	September 30, 2006	December 31, 2005
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$12,059	$9,949
Trade payables	4,885	3,904
Deferred revenues and customer advances	7,592	6,477
Other accounts payable and accrued expenses	3,845	3,835

Total current liabilities	28,381	24,165

LONG-TERM LIABILITIES:
Long-term loans from banks	14,603	16,211
Long-term loans from shareholders and others	9,164	12,082
Accrued severance pay	4,401	3,951

Total long-term liabilities	28,168	32,244

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value
Authorized :8,000,000 shares at September 30, 2006 and December
31, 2005; Issued and outstanding: 3,171,234 and 2,479,020 shares
at September 30, 2006 and December 31, 2005, respectively	2,105	1,680
Additional paid-in capital	103,285	100,707
Deferred stock-based compensation	-	(1)
Accumulated other comprehensive loss	(159)	(1,138)
Accumulated deficit	(89,308)	(90,443)

Total shareholders' equity	15,923	10,805

Total liabilities and shareholders' equity	$72,472	$67,214

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

Revenues:
Products	$7,167	$6,784	$3,035	$2,337	$8,856
Services	23,795	20,284	8,133	8,078	28,108

Total revenues	30,962	27,068	11,168	10,415	36,964

Cost of revenues:
Products	4,114	4,467	1,632	1,391	5,727
Services	15,497	12,592	5,446	5,127	17,587

Total cost of revenues	19,611	17,059	7,078	6,518	23,314

Gross profit	11,351	10,009	4,090	3,897	13,650

Operating expenses:
Research and development, net	826	669	282	230	892
Selling and marketing	2,753	2,835	964	905	3,693
General and administrative	3,361	4,341	1,086	1,168	5,644
Amortization of intangible
assets	1,330	1,982	400	662	2,462

Total operating expenses	8,270	9,827	2,732	2,965	12,691

Other income, net	(1,292)	-	-	-	-
Impairment of long-lived assets	350	-	-	-	-

Operating income (loss)	4,023	182	1,358	932	959
Financial expenses, net	2,234	2,872	653	1,280	4,027
Other income (expenses), net	(15)	(19)	(10)	-	341

Income (loss) before taxes on
income	1,774	(2,709)	695	(348)	(2,727)
Taxes on income	639	-	246	-	-

Net income (loss )	$1,135	$(2,709)	$449	$(348)	$(2,727)

Basic and diluted net earnings
(loss) per share	$0.39	$(1.18)	$0.14	$(0.14)	$(1.17)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2005	1,704,505	$1,145	$94,127	$(117)	$(353)	$(87,716)		$7,086
Issuance of shares and warrants, net	722,587	500	6,391	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-		-
Amortization of deferred stock-based compensation	-	-	-	126	-	-		126
Exercise of warrants and stock options	51,928	35	179	-	-	-		214
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(785)	-	$(785)	(785)
Net loss	-	-	-	-	-	(2,727)	(2,727)	(2,727)

Total comprehensive loss							$(3,512)

Balance as of December 31, 2005	2,479,020	1,680	100,707	(1)	(1,138)	(90,443)		10,805
Deferred stock-based compensation	-	-	(1)	1	-	-		-
Amortization of deferred stock-based compensation	-	-	100	-	-	-		100
Exercise of warrants and options	692,214	425	2,479	-	-	-		2,904
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	979	-	$979	979
Net income	-	-	-	-	-	1,135	1,135	1,135

Total comprehensive income							$2,114

Balance as of September 30, 2006 (unaudited)	3,171,234	$2,105	$103,285	$-	$(159)	$(89,308)		$15,923

Balance as of January 1, 2005	1,704,505	$1,145	$94,127	$(117)	$(353)	$(87,716)		$7,086
Issuance of shares, warrants and options, net	722,587	500	6,391	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-		-
Amortization of deferred stock-based compensation	-	-	-	125	-	-		125
Exercise of warrants	31,818	22	118	-	-	-		140
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(927)	-	$(927)	(927)
Net loss	-	-	-	-	-	(2,709)	(2,709)	(2,709)

Total comprehensive loss							$(3,636)

Balance as of September 30, 2005 (unaudited)	2,458,910	$1,667	$100,646	$(2)	$(1,280)	$(90,425)		$10,606

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of July 1, 2006 (unaudited)	3,095,124	$2,076	$103,091	$-	$(635)	$(89,757)		$14,775
Amortization of deferred stock-based compensation	-	-	31	-	-	-		31
Exercise of warrants	76,110	29	163	-	-	-		192
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	476	-	$476	476
Net income	-	-	-	-	-	449	449	449

Total comprehensive income							$925

Balance as of September 30, 2006 (unaudited)	3,171,234	$2,105	$103,285	$-	$(159)	$(89,308)		$15,923

Balance as of July 1, 2005 (unaudited)	2,458,910	$1,667	$100,646	$(13)	$(1,223)	$(90,077)		$11,000
Amortization of deferred stock-based compensation	-	-	-	11	-	-		11
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(57)	-	$(57)	(57)
Net loss	-	-	-	-	-	(348)	(348)	(348)
Total comprehensive loss							$(405)
Balance as of September 30, 2005 (unaudited)	2,458,910	$1,667	$100,646	$(2)	$(1,280)	$(90,425)		$10,606

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

Cash flows from operating activities:
Net income (loss)	$1,135	$(2,709)	$449	$(348)	$(2,727)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization	3,498	3,869	1,147	1,307	4,997
Accrued interest and exchange rate
changes of convertible debenture and
long-term loans	451	1,629	69	925	1,961
Accrued severance pay, net	(46)	425	(23)	(175)	484
Loss (gain) from sale of property and
equipment, net	(39)	(180)	(113)	(65)	(299)
Gain from realization of investment in
subsidiary, net	-	-	-	-	(359)
Amortization of deferred stock-based
compensation	100	125	31	11	126
Decrease (increase) in trade
receivables, net	(1,589)	1,721	(980)	(10)	2,581
Decrease (increase) in other accounts
receivable and prepaid expenses	(203)	1,954	(51)	(7)	2,301
Decrease (increase) in inventories	200	(33)	145	(119)	(144)
Write-off of inventories	69	-	-	-	199
Decrease (increase) in other long-term
accounts receivable	48	(30)	(3)	5	(20)
Increase in trade payables	683	329	398	213	(359)
Decrease in other accounts payable and
accrued expenses	491	(2,145)	(512)	(564)	(2,962)

Net cash provided by operating activities	4,798	4,955	557	1,173	5,779

Cash flows from investing activities:
Purchase of property and equipment	(2,118)	(1,354)	(1,244)	(214)	(2,020)
Proceeds from short-term bank deposits	-	15	-	-	15
Proceeds from sale of property and equipment	779	316	353	123	519
Proceeds from realization of investment in
subsidiary	-	-	-	-	6,241
Acquisition of activities and assets of
Shagrir Towing Services Ltd. And Shagrir
(1985) Ltd. (a)	-	(43,847)	-	(90)	(43,847)

Net cash used in investing activities	(1,339)	(44,870)	(891)	(181)	(39,092)

Cash flows from financing activities:
Receipt of long-term loans from banks	-	16,066	-	-	16,066
Repayment of long-term loans from banks	(1,628)	(1,079)	(401)	(810)	(2,035)
Receipt of long-term loans from shareholders
and others	131	21,093	-	158	21,136
Repayment of long-term loans from others	(3,447)	-	(450)	-	(6,241)
Proceeds from issuance of shares and exercise
of options and warrants, net	2,904	6,105	192	-	6,176
Short-term bank credit, net	(174)	(481)	418	(440)	(401)

Net cash provided by (used in) financing
activities	(2,214)	41,704	(241)	(1,092)	34,701

Effect of exchange rate on cash and cash
equivalents	(13)	124	17	45	233

Increase (decrease) in cash and cash
equivalents	1,232	1,913	(558)	(55)	1,621
Cash and cash equivalents at beginning of
period	1,696	75	3,486	2,043	75

Cash and cash equivalents at end of period	$2,928	$1,988	$2,928	$1,988	$1,696

Supplemental disclosure of cash flow
transaction:
Cash paid during the period for interest	$1,695	$1,057	$243	$393	$1,200

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

(a) Acquisition of activities and assets
of Shagrir Towing Services Ltd.
and Shagrir (1985) Ltd.:

Fair value of assets acquired and
liabilities assumed at date of
acquisition:

Working capital	$-	$4,568	$-	$(90)	$4,568
Property and equipment	-	(5,760)	-	-	(5,760)
Customer list	-	(8,558)	-	-	(8,558)
Brand name	-	(1,920)	-	-	(1,920)
Goodwill	-	(31,652)	-	-	(31,652)
Long-term loan	-	(1,175)	-	-	(1,175)
Accrued severance pay, net	-	6	-	-	6

	-	(44,491)	-	(90)	(44,491)
Fair value of shares, options and
warrants issued	-	644	-	-	644

	$-	$(43,847)	$-	$(90)	$(43,847)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: November 22, 2006